Exhibit 99.2

GERDAU S.A.
Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19
Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”), pursuant to paragraph 4 of article 157 of Federal Law 6.404/76 and on terms of Resolution 44 issued by the Securities and Exchange Commission of Brazil (CVM) on August 23, 2022, informs its shareholders and the market in general that the Board of Directors, at a meeting held on this date, approved the cancellation of 163,100 common shares (GGBR3) and 6,975,000 preferred shares (GGBR4) issued by the Company, with no par value and no reduction in the amount of capital.

As a result of this cancellation, the Company's capital is now divided into 716,975,719 common shares and 1,261,042,330 preferred shares, with no par value. The respective amendment to article 4 of the Bylaws, to reflect the new number of shares, shall be resolved at a Shareholders' Meeting to be called in due course.

Management emphasizes that the current share buyback plan, as disclosed via Material Fact on February 23, 2026, remains in effect.

São Paulo, August 4, 2026.

Rafael Dorneles Japur

Vice-President and Investor Relations Officer